Condensed Consolidated Interim Financial Statements
Six months ended 31 October 2013 and 2012
(An Exploration Stage Company)

(Unaudited - Expressed in Canadian dollars)

MANAGEMENT’S COMMENTS ON
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Pacific North West Capital Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management. The unaudited condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment based on information currently available.

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of condensed consolidated interim financial statements by an entity’s auditor.

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 October 2013 and 30 April 2013 (Unaudited) (Expressed in Canadian dollars)

	Notes	As at 31 October 2013	As at 30 April 2013 (Audited)
		$	$

ASSETS

Current assets
Cash and cash equivalents	5	352,909	848,953
Amounts receivable	6, 17	241,516	206,831
Short term investments	7	288,241	586,964
Prepaid expenses		25,550	70,130
		908,216	1,712,878

Long-term prepaid expenses	20	170,000	170,000
Investment in associate	8	167,402	194,561
Exploration and evaluation properties	9	7,793,415	7,735,932
Property and equipment	10	165,565	185,650

Total assets		9,204,598	9,999,021

EQUITY AND LIABILITIES

Current liabilities
Trade payables and accrued liabilities	11, 17	42,876	75,355

Total liabilities		42,876	75,355

Equity
Share capital	12	34,719,801	34,558,392
Reserves	12	5,928,549	6,137,178
Deficit		(31,486,628)	(30,771,904)

Total equity		9,161,722	9,923,666

Total equity and liabilities		9,204,598	9,999,021

APPROVED BY THE BOARD:

“Harry Barr”	“Jordan Point”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

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Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Loss and Comprehensive Loss For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

		Three months ended	Three months ended	Six months ended	Six months ended
	Notes	31 October 2013	31 October 2012	31 October 2013	31 October 2012
		$	$	$	$
Expenses
Accounting and audit		3,955	3,955	3,955	3,955
Bank charges and interest		805	981	1,560	1,967
Consulting fees	17	75,225	75,289	146,627	150,890
Corporate development		2,325	47,708	2,325	49,208
Depreciation	10	10,044	13,068	20,086	26,136
Director fees	17	-	7,500	-	15,500
Insurance, licenses and fees		7,110	9,409	21,505	24,067
Investor and shareholder relations		26,198	83,652	42,864	153,351
Legal fees		-	-	2,679	1,262
Management fees	17	43,717	68,602	74,967	131,101
Office and miscellaneous		1,713	20,481	17,406	41,964
Rent		18,636	41,682	46,543	86,677
Salaries and benefits	17	13,406	83,658	234,331	213,874
Share-based payments	13, 17	5,540	38,548	13,754	87,093
Telephone and utilities		2,685	7,966	8,480	14,831
Transfer agent and regulatory fees		21,084	21,633	39,653	35,314
Travel, lodging and food		7,623	14,265	16,455	46,264
Vehicle lease		-	3,058	-	6,115
Loss before other items		(240,066)	(541,455)	(695,690)	(1,089,569)

Other items
Foreign exchange gain (loss)		832	(35,316)	7,090	9,086
Loss on sale of short term investments	7	-	-	-	(109,022)
Interest and other income		317	4,162	1,035	9,920
Net loss from associate	8	(14,683)	(23,957)	(27,159)	(70,792)

Net loss for the period		(253,600)	(596,566)	(714,724)	(1,250,377)
Other comprehensive loss

Unrealized loss on short term investments	7	(192,253)	(17,208)	(298,724)	(150,119)

Net comprehensive loss		(445,853)	(613,774)	(1,013,448)	(1,400,496)

Loss per share
Basic	14	(0.002)	(0.010)	(0.007)	(0.010)
Diluted	14	(0.002)	(0.010)	(0.007)	(0.010)

The accompanying notes are an integral part of these consolidated financial statements.

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Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Cash Flows For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

		Six months ended
	Notes	31 October 2013	31 October 2012
		$	$
OPERATING ACTIVITIES
Loss before tax		(714,724)	(1,250,377)
Adjustments for:
Depreciation	10	20,086	26,136
Share-based payments	13	13,754	87,093
Gain on sale of short-term investment	7	-	109,022
Net loss from associate	8	27,159	70,792
Operating cash flows before movements in working capital
(Increase) decrease in amounts receivables		(34,685)	(100,699)
(Increase) decrease in prepaid expenses		44,580	102,183
Increase (decrease) in trade payables and accrued liabilities		(32,479)	610

Cash used in operating activities		(676,309)	(955,240)

INVESTING ACTIVITIES
Cash spent on exploration and evaluation properties	9	(57,485)	(319,873)
Purchase of property and equipment	10	-	(13,308)
Purchase of short term investments	7	-	(228,000)
Proceeds from sale of short term investments	7	-	93,237

Cash used in investing activities		(57,485)	(467,944)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	12	250,000	3,000
Share issue costs		(12,250)	-

Cash from financing activities		237,750	3,000

Increase (decrease) in cash and cash equivalents		(496,044)	(1,420,184)
Cash and cash equivalents, beginning of period		848,953	3,440,410

Cash and cash equivalents, end of period		352,909	2,020,226

Supplemental cash flow information (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

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Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Changes in Equity For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

	Number of shares	Share capital	Share-based payments reserve	Warrant reserve	Investment revaluation reserve	Deficit	Total
		$	$	$	$	$	$

Balances, 1 May 2012	103,747,214	34,494,642	3,295,413	3,664,115	(237,475)	(28,430,295)	12,786,400
Shares issued for
Cash	-	-	-	-	-	-	-
Exercise of performance share	300,000	63,750	(60,750)	-	-	-	3,000
Share-based payments	-	-	87,093	-	-	-	87,093
Unrealized loss on available-for-sale assets	-	-	-	-	(150,119)	-	(150,119)
Net loss for the period	-	-	-	-	-	(1,250,377)	(1,250,377)

Balances, 31 October 2012	104,047,214	34,558,392	3,321,756	3,664,115	(387,594)	(29,680,672)	11,475,994

Shares issued for
Cash	-	-	-	-	-	-	-
Share-based payments	-	-	28,261	-	-	-	28,261
Unrealized loss on available-for-sale assets	-	-	-	-	(599,402)	-	(599,402)
Reclassification of loss on investments	-	-	-	-	110,042	-	110,042
Net loss for the period	-	-	-	-	-	(1,091,232)	(1,091,232)

Balances, 30 April 2013	104,047,214	34,558,392	3,350,017	3,664,115	(876,954)	(30,771,904)	9,923,666
Shares issued for
Cash	5,500,000	250,000	-	-	-	-	250,000
Value assigned to warrants	-	(76,341)	-	76,341	-	-	-
Share-based payments	-	-	13,754	-	-	-	13,754
Share issue costs	-	(12,250)	-	-	-	-	(12,250)
Unrealized loss on available-for-sale assets	-	-	-	-	(298,724)	-	(298,724)
Net loss for the period	-	-	-	-	-	(714,724)	(714,724)

Balances, 31 October 2013	109,547,214	34,719,801	3.363,771	3,740,456	(1,175,678)	(31,486,628)	9,161,722

The accompanying notes are an integral part of these consolidated financial statements.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

1.	CORPORATE INFORMATION

The Company was incorporated under the Business Corporations Act (Alberta) on 29 May 1996 and on 13 July 2004, the Company continued out of the Province of Alberta and into the Province of British Columbia. The Company is in the process of acquiring, exploring and developing Platinum Group Metals (“PGMs”), precious and base metals mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not yet determined whether these properties contain ore reserves which are economically recoverable and the Company is considered to be in the exploration stage.

The Company’s head office, principal address and records office are located at Suite 650 - 555 West 12th Avenue, Vancouver, British Columbia, V5Z 3X7.

The Company’s condensed consolidated interim financial statements as at 31 October 2013 and for the three-month period ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a net loss of $714,724 for the six-month period ended 31 October 2013 (2012: $1,250,377) and has a working capital of $865,340 at 31 October 2013 (30 April 2013: $1,637,523).

The Company had cash and cash equivalents of $352,909 as at 31 October 2013 (30 April 2013: $848,953), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or to be able to raise additional debt and/or equity capital. If the Company is unable to raise additional capital in the immediate future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms, pursue other remedial measures and/or cease operations. These consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

2.	BASIS OF PREPARATION

2.1	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control is obtained to the date control ceases. All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation.

An associate is an entity in which the Company or any of its subsidiaries has significant influence, and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies and is presumed to exist when the Company holds

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

2.1	Basis of consolidation, continued

between 20 and 50 percent of the voting power of another entity. Investments in associates are accounting for by using the equity method.

The subsidiaries and associate of the Company as at 31 October 2013 and 2012 are described below:

		% equity interest
		as at
Name	Country of incorporation	31 October 2013	30 April 2013
Subsidiaries
Pacific North West Capital Corp. USA(1)	United States	100%	100%
Pacific North West Capital de México, S.A. de C.V.(1)	Mexico	100%	100%
Associate
Next Gen Metals Inc.	Canada	22%	22%

(1) Inactive entities.

2.2	Basis of presentation

These condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value, as explained in Note 16, and are presented in Canadian dollars, except where otherwise indicated.

2.4	Statement of compliance

The condensed consolidated financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with International Accounting Standards (“IAS”) 34, ‘Interim Financial Reporting’ using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

2.5	Adoption of new and revised standards and interpretations not yet adopted

At the date of authorization of these financial statements, the IASB and IFRIC have issued the following new and revised standards, amendments and interpretations which are not yet effective during the period ended 31 October 2013:

  IFRS 9 ‘Financial Instruments’ is a new financial instruments standard effective for annual periods beginning on or after 1 January 2015 that replaces IAS 39 and IFRIC 9 for classification and measurement of financial assets and financial liabilities.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

2.5	Adoption of new and revised standards and interpretations not yet adopted, continued

  IFRS 10 ‘Consolidated Financial Statements’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces consolidation requirements in IAS 27 (as amended in 2008) and SIC-12.
  IFRS 11 ‘Joint Arrangements’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces IAS 31 and SIC-13.
  IFRS 12 ‘Disclosure of Interests in Other Entities’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces disclosure requirements in IAS 27 (as amended in 2008), IAS 28 (as revised in 2003) and IAS 31.
  IFRS 13 ‘Fair Value Measurement’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces fair value measurement guidance in other IFRSs.
  IAS 1 (Amendment) ‘Presentation of Financial Statements’ is effective for annual periods beginning on or after 1 July 2012 and 1 January 2013, and includes amendments regarding presentation of items of other comprehensive income and clarification of the requirements for comparative information, respectively.
  IAS 19 (Amendment) ‘Employee Benefits’ is effective for annual periods beginning on or after 1 January 2013 and revises recognition and measurement of post-employment benefits.
  IAS 27 (Amendment) ‘Separate Financial Statements’ is effective for annual periods beginning on or after 1 January 2013 that prescribes the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.
  IAS 28 (Amendment) ‘Investments in Associates and Joint Ventures’ is effective for annual periods beginning on or after 1 January 2013 that prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.
  IAS 32 ‘Financial Instruments: Presentation’ is effective for annual periods beginning on or after 1 January 2014 and 1 January 2013 that includes amendments that clarify the application of offsetting requirements and presentation of interest, dividends, losses and gains.
  IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’ is a new interpretation effective for annual periods beginning on or after 1 January 2013 that prescribes the accounting for stripping costs in the production phase of a surface mine.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

3.1	These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s annual financial statements for the year ended 30 April 2013.

3.2	Significant accounting judgments, estimates and assumptions

The preparation of the Company’s condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the condensed consolidated financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Areas requiring a significant degree of estimation and judgment relate to the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and share-based payments, the recognition and valuation of provisions for decommissioning liabilities, the recoverability and measurement of exploration and evaluation properties and deferred tax assets and liabilities, and ability to continue as a going concern. Actual results may differ from those estimates and judgments.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

4.	SEGMENTED INFORMATION

The following is an analysis of the net loss, current assets and non-current assets by geographical area:

	Canada	United States	Burkina Faso	Total
	$	$	$	$

Net loss
For the six months ended 31 October 2013	714,724	-	-	714,724
For the six months ended 31 October 2012	1,250,377	-	-	1,250,377

Current assets
As at 31 October 2013	908,216	-	-	908,216
As at 30 April 2013	1,712,878	-	-	1,712,878

Investment in associate
As at 31 October 2013	167,402	-	-	167,402
As at 30 April 2013	194,561	-	-	194,561

Exploration and evaluation properties
As at 31 October 2013	7,793,415	-	-	7,793,415
As at 30 April 2013	7,735,932	-	-	7,735,932

Property and equipment
As at 31 October 2013	165,565	-	-	165,565
As at 30 April 2013	185,650	-	-	185,650

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

5.	CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents are denominated in the following currencies:

	As at 31 October 2013	As at 30 April 2013
	$	$

Denominated in Canadian dollars	291,098	738,343
Denominated in U.S. dollars	61,811	110,610

Total cash and cash equivalents	352,909	848,953

During the six-month period ended 31 October 2013, the Company issued a total of 3,500,000 flow-through shares (30 April 2013: Nil flow-through shares) for a total of $175,000 (30 April 2013: $Nil) (Notes 11 and 12). As at 31 October 2013, the Company has $160,000 (30 April 2013: $Nil) remaining to be spent on qualifying Canadian exploration expenditures under the terms of the flow-through share agreements. Included in the cash and cash equivalent balance is a deposit of $132,250 (30 April 2013: $132,250) being held as collateral by the Bank of Montreal as the bank required the deposit to be held in order to issue a credit card to the Company.

6.	AMOUNTS RECEIVABLE

The Company’s amounts receivables are as follows:

	As at 31 October 2013	As at 30 April 2013
	$	$

GST/HST receivable	11,044	20,005
Interest receivable	1,046	413
Advances receivable	3,496	15,997
Shared office costs receivable (Note 17)	225,930	170,416
Other receivables	-	-

Total trade and other receivables	241,516	206,831

Included in amounts receivable of the Company are amounts due from related parties which are disclosed in Note 17. The amounts are unsecured, interest-free and repayable upon written notice given from the Company.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

7.	SHORT-TERM INVESTMENTS

The Company’s available-for-sale investments and share purchase warrants are as follows:

	As at 31 October 2013		As at 30 April 2013
	Cost	Fair Value	Cost	Fair Value
	$	$	$	$
Fire River Gold Corp. 5,000 shares (30 April 2013: 5,000 shares).	2,420	25	2,420	100
El Niño Ventures Inc. 8,558,777 shares (30 April 2013: 8,558,777 shares) 2,544,445 warrants (30 April 2013: 3,729,060 warrants). 1,111,111 warrants expire on 2 April 2014 and 1,433,334 warrants expire on 30 June 2014.	859,027	95,991	955,577	278,129
Next Gen Metals Inc. 4,000,000 warrants expiring on 27 September 2015 (30 April 2013: 4,000,000 warrants).	223,690	34,830	223,690	34,830
Gensource Capital Corp. (formerly Augen Capital Corp.) 2,257,000 shares (30 April 2013: 2,257,000 shares).	166,664	78,995	166,664	135,420

Benton Capital Corp. 300,000 shares (30 April 2013: 300,000 shares).	67,270	21,000	67,270	12,000

Benton Resources Inc. CM 300,000 shares (30 April 2013: 300,000 shares).	67,270	15,000	67,270	36,000
Calais Resources Inc. 2,083,000 shares (30 April 2013: 2,083,000 shares).	125,000	-	125,000	-
Goldtrain Resources Inc. 976,000 shares (30 April 2013: 976,000 shares).	29,280	7,760	29,280	-
Nevada Sunrise Gold Corp. 300,000 shares (30 April 2013: 300,000 shares).	15,233	12,000	15,233	18,000
Others	139,382	22,640	139,382	72,485

Total short term investments	1,695,236	288,241	1,791,786	586,964

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

7.	SHORT-TERM INVESTMENTS, continued

El Niño Ventures Inc. (“El Niño”) and Next Gen Metals Inc. (“Next Gen”) are companies with certain directors in common.

8.	INVESTMENT IN ASSOCIATE

The Company’s investment in its associate is as follows:

	As at 31 October 2013		As at 30 April 2013
	Net Book Value	Fair Value	Net Book Value	Fair Value
	$	$	$	$

Next Gen	167,402	140,244	194,561	173,000

The Company accounts for its investment in Next Gen under the equity method of accounting.

As at 31 October 2013	Number of shares	Company’s interest	Quoted market price/share

Next Gen	5,766,667	22%	$0.01

The Company acquired the investment in Next Gen through a combination of cash transactions and as part of the agreement related to the sale of Destiny Gold Project (Note 9).

	Date acquired	Number of shares	Acquisition value	Company’s interest at the date of transaction

Next Gen	3 August 2010	1,216,667	$140,830	5%
	26 September 2011	4,550,000	$591,500	17%

As at 31 October 2013		5,766,667	$732,330	22%

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

8.	INVESTMENT IN ASSOCIATE, continued

Movements on equity investments for the six-month period ended 31 October 2013 are as follows:

Next Gen
$

Balance, 30 April 2013	194,561
Additions	-
Company’s share of net loss	(27,159)

Balance, 31 October 2013	167,402

Summary of financial information as at and for period ended 31 October 2013 for the equity accounted investment, not adjusted for percentage of ownership held by the Company, is as follows:

	Current Assets	Non-current Assets	Total Assets	Total Liabilities	Net Loss
	$	$	$	$	$

Next Gen	351,810	459,735	811,545	3,174	122,678

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION PROPERTIES

The Company’s exploration and evaluation properties expenditures for the period ended 31 October 2013 are as follows:

	River Valley	BC Rock & Roll	Destiny Gold	Burkina Faso	Other properties	Total
	$	$	$	$	$	$
ACQUISITION COSTS

Balance, 30 April 2013	3,372,042	-	-	-	-	3,372,042
Additions	-	-	-	-	17,887	17,887
Impairment	-	-	-	-	-	-
Recovery of write-down	-	-	-	-	-	-
Balance, 31 October 2013	3,372,042	-	-	-	17,887	3,389,929

EXPLORATION AND EVALUATION COSTS

Balance, 30 April 2013	4,363,890	-	-	-	-	4,363,890
Assaying	-	-	-	-	-	-
Drilling	-	-	-	-	-	-
Engineering and consulting	26,241	-	-	-	-	26,241
Field expenses	12,638	-	-	-	-	12,638
Geology	-	-	-	-	-	-
Geophysics	-	-	-	-	-	-
Metallurgical study	717	-	-	-	-	717
Cost recovery	-	-	-	-	-	-
Impairment	-	-	-	-	-	-
Balance, 31 October 2013	4,403,486	-	-	-	-	4,403,486

Total costs	7,775,528	-	-	-	17,887	7,793,415

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

The Company’s exploration and evaluation properties expenditures for the year ended 30 April 2013 are as follows:

	River Valley	BC Rock & Roll	Destiny Gold	Burkina Faso	Other properties	Total
	$	$	$	$	$	$
ACQUISITION COSTS

Balance, 30 April 2012	3,341,289	-	-	210,000	21,370	3,572,659
Additions	30,753	-	-	-	-	30,753
Payments received	-	-	-	(50,000)	(78,000)	(128,000)
Impairment	-	-	-	(160,000)	(20,000)	(180,000)
Recovery of write-down	-	-	-	-	76,630	76,630
Balance, 30 April 2013	3,372,042	-	-	-	-	3,372,042

EXPLORATION AND EVALUATION COSTS

Balance, 30 April 2012	3,730,499	-	-	174,268	208,683	4,113,450
Assaying	5,962	-	-	-	-	5,962
Drilling	1,350	-	-	-	-	1,350
Engineering and consulting	306,140	1,258	-	-	21,587	328,985
Field expenses	31,735	-	-	-	-	31,735
Geology	4,967	-	-	-	-	4,967
Geophysics	8,225	8,000	-	-	-	16,225
Metallurgical study	275,012	-	-	-	-	275,012
Payments received	-	-	-	-	(7,881)	(7,881)
Cost recovery	-	-	(65,423)	-	-	(65,423)
Recovery of write-down	-	-	65,423	-	-	65,423
Impairment	-	(9,258)	-	(174,268)	(222,389)	(405,915)
Balance, 30 April 2013	4,363,890	-	-	-	-	4,363,890

Total costs	7,735,932	-	-	-	-	7,735,932

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

Project Overview:

River Valley, Ontario

By agreement dated 14 July 1999, the Company granted to Kaymin Resources Limited (“Kaymin”), a wholly-owned subsidiary of Anglo Platinum Limited, an option to earn up to a 65% interest in the Company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property (these claims were allowed to lapse on 12 December 2006), the Washagami property (these claims were allowed to lapse on 10 December 2008), the Razor property and the Western Front property, in the Sudbury Region of Ontario. During a prior year, Kaymin elected to vest its option obtaining a 50% interest in the properties, upon having paid the Company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

Kaymin continued to fund exploration under the terms of a joint venture until 2007 and invested over $22 million in the exploration of the property; however, as a result of capital expenditure reductions during the global financial crisis in 2008, no new funds were allocated to the River Valley Project above and beyond the minimal holding costs.

By way of a Mineral Interest Assignment Agreement dated for reference 13 December 2010, as amended on 6 April 2011 (the “Assignment Agreement”), the Company completed the purchase of Kaymin’s 50% interest in the River Valley claims, providing the Company with an undivided 100% interest in the River Valley Platinum Group Metals (PGM) Project. Under the terms of the Assignment Agreement, Kaymin exchanged its 50% interest in the joint venture, for a 12% interest in the Company, based on the issued and outstanding common shares of the Company as of 30 November 2010 (67,543,008 common shares). The aggregate purchase price for the 50% interest in the River Valley PGM project was:

  8,117,161 fully paid and non-assessable common shares of the Company (issued); and
  Three-year warrants exercisable to purchase 3,000,000 common shares of the Company at a price of $0.30 per common share (issued).

Included in the River Valley PGM Project are the following:

(i)	River Valley Property, Ontario

By agreement dated 15 January 1999 and amended 11 March 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario. As consideration, the Company paid $265,000 and issued 600,000 common shares to the optionors. In addition, minimum annual exploration expenditures of $100,000 were completed. The property is subject to a 3% Net Smelter Return (“NSR”). The Company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

(ii)	Goldwright Property, Ontario

By agreement dated 30 June 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario. Certain claims are subject to a 2% NSR.

(iii)	Razor Property, Ontario

The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

(iv)	Western Front Property, Ontario

By agreement dated 16 November 2001, the Company earned a 70% interest in certain mineral claims known as the Western Front property from a company (the “optionor”) with certain directors in common, for consideration of $55,000 and issuance of 20,000 shares. In addition, an exploration expenditure of $50,000 was incurred.

The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to a 3% NSR, the first 1% of which the Company can purchase for $1,000,000; the second 1% can be purchased for $2,000,000. The Company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

Heaven Lake PGM Gold Project, Ontario

On 13 December 2010, the Company staked 220 square kilometres (“km”), 10 km north of Lac des Iles Mine, North of Thunder Bay, Ontario. The Heaven Lake claim group consists of 88 contiguous 16‐unit claims on Crown Lands (1408 units), encompassing an area of 22,528 hectares (“ha”) and owned 100% by PFN.

The property covers the entire Heaven Lake Greenstone Belt. The project lies near the junction of Highway 527 and Road 811, midway between Thunder Bay and the railway community of Armstrong.

In June 2013 the Heaven Lake property claims expired.

River Valley East and West PGM Project, Ontario

On 15 September 2011, the Company staked 132 mining claims covering approximately 58,000 acres adjacent to its River Valley palladium (Pd), platinum (Pt) and gold (Au) project in the Sudbury area of Ontario. The claim group is located east of the city of Sudbury, in the townships of Davis, Henry, Janes, Loughgrin, Pardo, Dana Hobbs and McWilliams. The property is situated to the east of the Sudbury Basin and north of Highway 17. It covers two rock groups that host

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

River Valley East and West PGM Project, Ontario, continued

significant concentrations of Platinum Group Metals mineralization - the River Valley-East Bull Lake Suite of rocks and the Nipissing Gabbro.

In March 2013, the Company completed a Geo-referencing program over selected claims as outlined in Geo-referencing Standards for Unpatented Mining Claims, Ministry of Northern Development and Mines.

Rock & Roll Property, British Columbia

On 28 July 2009, the Company obtained an option by Letter Agreement from Misty Creek Ventures Ltd. (Misty Creek Ventures Ltd. was dissolved in January 2010 and its interest was transferred to Equity Exploration Consultants Ltd.), First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. (collectively the “Vendors”) on the Rock & Roll property (the “Property”), located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia. Under the terms of the Letter Agreement, the Company can earn a 100% interest in the Property over a four-year period by completing $2,000,000 in exploration expenditures, paying the Vendors $130,000 and providing the Vendors with a total of 600,000 of the Company's shares (Note 12). The Vendors will retain a 2% Net Smelter Return royalty (“NSR”), of which 1% can be purchased for $3,000,000. The Property is also subject to an underlying NSR of 3% and an underlying Net Profits Interest royalty ("NPI") of 15%, both of which are payable to Prime Equities International Corporation, and both of which are purchasable by the Forrest Syndicate and/or heirs and assignees in their entirety for $1,500,000 each.

On 19 June 2012, the Company terminated the option agreement with the Vendors related to the Property. During the year ended 30 April 2013, the Company recorded a provision for write-down of $9,258 related to the Rock & Roll Property.

Destiny Gold Project, Québec

In September 2009, the Company entered into an option agreement with Alto Ventures Ltd. ("Alto") on the Destiny Gold Project (formerly the Despinassy Project) located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region of Québec (the "Alto Option Agreement”). The property consists of 175 mining claims totaling 7,260 hectares ("ha"). Under the terms of the Alto Option Agreement, the Company will pay Alto $200,000, provide Alto with 250,000 common shares of the Company, and complete a cumulative total of $3,500,000 in exploration expenditures over a four-year period, with minimum exploration expenditures of $1,400,000, to earn a 60% interest in the Destiny Gold property.

On 8 August 2011, the Company entered into a Letter Agreement (the “LA”) with Next Gen whereby Next Gen was granted an option to acquire the Company's 60% earn-in option interest ("Option Interest") in the Destiny Gold Project which Option Interest was granted to the Company pursuant to an agreement with Alto.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

Destiny Gold Project, Québec, continued

Under the terms of the LA, the Company will grant to Next Gen an irrevocable right and option to acquire the Company's right, title and interest in and to the Option Interest in the Destiny Gold Project, for an aggregate purchase price of: (i) a total of $675,000 in cash; (ii) 15,000,000 Next Gen common shares; and (iii) 4,000,000 Next Gen share purchase warrants exercisable into 4,000,000 common shares of Next Gen at varying prices for four years from the date of issuance, all of which are due as follows:

Cash: Next Gen paid to the Company $50,000 on signing the LA and will make the balance of the cash payments to the Company in tranches of: (i) $75,000 on or before the first anniversary of the

LA; (ii) $200,000 on or before the second anniversary of the LA; and (iii) $350,000 on or before the third anniversary of the LA.

Next Gen Shares: The 15,000,000 common shares of Next Gen will be issued as fully paid and non-assessable common shares, in tranches of: (i) 4,550,000 common shares (issued) (Note 8) upon Next Gen's delivery to the Company of a notice of commencement of the Option; (ii) 5,225,000 common shares on or before the first anniversary of the LA; and (iii) 5,225,000 common shares on or before the second anniversary of the LA.

Warrants: The 4,000,000 Next Gen Warrants shall be issued to the Company upon Next Gen's delivery to the Company of a notice of commencement of the option. The Warrants are exercisable as follows: (i) 1,000,000 Warrants are exercisable at $0.25 per share; (ii) 1,000,000 Warrants are exercisable at $0.30 per share; (iii) 1,000,000 Warrants are exercisable at $0.35 per share; and (iv) 1,000,000 Warrants are exercisable at $0.50 per share.

In addition to the cash, shares and warrants payable by Next Gen, Next Gen shall also be responsible for all remaining cash payments and exploration expenditures due to be paid or incurred, as the case may be, under the Company’s agreement with Alto, along with any costs and expenditures associated with any resultant joint venture that arises between Next Gen and Alto. The Company will continue to be responsible for issuances of common shares to Alto under its agreement with Alto until the date of exercise of the option and the transfer and registration of the Option Interest from the Company to Next Gen in accordance with the terms of the LA.

On 27 June 2012, Next Gen elected to terminate its option with the Company on the Destiny Gold Project. Next Gen’s decision to relinquish the Destiny Project was made from an assessment of the 2012 exploration results not justifying any further capital outlay.

On 27 June 2012, the Company also terminated the Alto Option Agreement related to the Destiny Gold Project. The Company decided not to pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM Project. During the year ended 30 April 2013, the Company recorded a recovery of write-down of $65,423 related to a tax refund for mineral property expenditures related to the Destiny Gold Project.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

Glitter Lake Property, Québec

By agreement dated 15 August 2003, as amended on 30 April 2006, the Company could acquire, from CanAlaska Uranium Ltd. (“CanAlaska”), a company that previously had certain directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Québec. As consideration, the Company, at its option, could issue shares, make payments and incur exploration expenditures (the expenditure commitments for 2008 and 2009 have been extended to 2009 and 2010 as agreed to in an amendment dated 1 April 2008).

On 30 January 2009, the Company and CanAlaska signed an amendment to the option agreement whereby CanAlaska assigned 100% interest in the Glitter Lake property to the Company for approximately $83,600 in payment of CanAlaska’s remaining lease obligations to the Company that ended in November 2010. CanAlaska retains a 0.5% NSR interest in the property. The original option agreement has thus been terminated.

On 24 April 2012, the Company entered into an agreement to provide El Condor Minerals Inc. (“LCO”) an option to earn a 100% interest in the Glitter Lake Property, subject to a two-week due diligence period. In order to exercise the option, LCO shall make the cash payments and issue shares as set forth below:

	Payments	Shares
	$
On directors and regulatory approvals (received)	50,000	350,000
On or before 24 April 2013	50,000	350,000
On or before 24 April 2014	50,000	300,000
Total	150,000	1,000,000

Upon completion of the option, the Company will retain 2% NSR. A 1% NSR can be purchased from the Company for $1,000,000.

During the previous year ended 30 April 2013, the Company recorded a recovery of write-down of $76,630 related to cash and share payments received by the Company related to the Glitter Lake property.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

Nickel Plats, Saskatchewan

By agreement dated 30 April 2007, the Company can acquire, from Diamond Hunter Ltd. (“Hunter”), a 100% interest in certain mineral claims known as the Nickel Plats property, located in the province of Saskatchewan.

On 30 March 2009, the Company and Hunter signed an amendment to the terms of the agreement as follows:

			Payments	Shares	Exploration Expenditures
			$		$
Upon execution of agreement	(paid/issued	)	10,000	75,000	-
On or before 30 June 2007	(paid	)	20,000	-	-
On or before 30 April 2008	(paid/issued	)	30,000	75,000	-
On or before 30 April 2009	(paid/issued	)	15,000	50,000	-
On or before 30 April 2010	(paid/issued	)	15,000	50,000	-
On or before 30 April 2011*	(paid	)	20,000	-	-
On or before 30 April 2012*	(paid	)	20,000	-	-
On or before 30 April 2013*	(cancelled	)	20,000	-	-
Total			150,000	250,000	-

* The payments of $20,000 are Advanced Royalty Payments based on the price of nickel maintaining a minimum price of US$6.00/lb in the three months preceding each of the 4th, 5th and 6th anniversary of the agreement. In the case that the price of nickel does not maintain a minimum price of US$6.00/lb in the three months preceding each of the 4th, 5th and 6th anniversary of the agreement, the dollar amount of the Advanced Royalty Payments will be less than $20,000 on the 4th, 5th and 6th anniversary of the agreement and the actual dollar amount will be negotiated between Hunter and the Company at the time of the anniversary.

An additional 100,000 shares may be issued upon the vesting of a 100% interest if the results of feasibility studies are positive.

The property is subject to a 2.0% NSR. The Company shall have the right to purchase a 1.0% NSR for $750,000.

By agreement dated 16 May 2007, the Company can acquire for $10,000 (paid), from Hunter, a 100% interest in certain mineral claims known as the Nickel Plats adjunct property, located in the province of Saskatchewan.

The Nickel Plats adjunct property is subject to a 2.0% NSR. The Company has the right to purchase a 1.0% NSR for $750,000.

On 2 May 2013, the Company decided not to pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM Project (Note 21).

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

During the previous year ended 30 April 2013, the Company recorded a provision for write-down of $20,000 related to the Nickel Plats property.

Tonsina Property, Alaska

The Tonsina property, presently defined, consists of 46 mining claims in the State of Alaska, known as the “Marc” claims 1-46 (ADL Nos. 610060 – 610105) which were staked in June, 2006. These claims comprise a contiguous group of State of Alaska ¼ section claims covering approximately 29.78 sq. km (744.62 ha, or 7,360 acres), herein referred to as the “Tonsina Property”. The claims are owned 100% by the Company.

During the previous year ended 30 April 2013, the Company decided not to pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM Project.

During the previous year ended 30 April 2013, the Company recorded a provision for write-down of $114,410 related to the Tonsina Property.

Kane Property, Alaska

The Company acquired certain mineral claims by staking in Alaska. On 6 June 2007, the Company entered into an option agreement with Stillwater pertaining to ongoing exploration on the property (the “Stillwater Option Agreement”). Under the terms of the Stillwater Option Agreement, Stillwater could elect to spend US$3.5 million to earn 50% of the first selected property and US$4.0 million on each subsequent selected property by 31 December 2011.

In March 2008, Stillwater elected not to continue with exploration on the property in order to evaluate new ground in southeast Alaska.

During the previous year ended 30 April 2013, the Company decided not to pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM project and let the Kane Property claims lapse.

During the previous year ended 30 April 2013, the Company recorded a provision for write-down of $98,102 related to the Kane property.

Union Bay Property, Alaska

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the Company acquired from Freegold Ventures Limited (“Freegold”), a company that formerly had certain directors and officers in common, an option to earn up to a 70% interest in the Union Bay Property.

In order to earn a 50% interest, the Company purchased a private placement of $165,000 (2002) and made cash payments, issued shares and incurred exploration expenditures.

Following the vesting of its 50% interest on 1 July 2006, the Company had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of vesting. This election was not made.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

Union Bay Property, Alaska, continued

Under the terms of the agreement, the Company, upon the vesting of its 50%, issued 253,586 shares at market value for $100,000 to Freegold.

By Memorandum of Agreement dated 4 May 2007, Freegold and the Company confirmed their 50/50 interest in the property.

In October 2012, upon agreement between Freegold and the Company, it was agreed to cancel six of the claims. There were 86 claims outstanding as at 30 April 2013. Freegold and the Company are seeking a joint venture partner to further develop this project.

During the previous year ended 30 April 2013, the Company decided not to pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM Project.

During the previous year ended 30 April 2013, the Company recorded a provision for write-down of $9,877 related to the Union Bay property.

Burkina Faso, Africa

On 18 January 2011, the Company entered into an agreement with Somitra to acquire a 100% interest in the properties of Kangara, Kalempo and Lhorosso. The Company can earn a 100% interest in the properties under the following terms of the agreements:

  US$75,000 on signing of the agreement (paid);
  US$30,000 on six months following the signing of the agreement (paid);
  US$105,000 on the first anniversary of the signing of the agreement (paid);
  US$120,000 on the second anniversary of the signing of the agreement;
  US$150,000 on the third anniversary of the signing of the agreement; and
  After completion of transferring the claims, the Company is required to issue 450,000 common shares of the Company to Somitra or pay the sum of US$135,000.

Each property is subject to a 1.0% NSR with the buyout price of US$1,000,000 for any deposit over 1 million ounces and US$500,000 for any deposit under 1 million ounces.

On 24 May 2012, the Company entered into an agreement to provide Roxgold Inc. (“Roxgold”) an option to earn a 100% interest in the Kalempo I, Kangara I and Lhorosso I exploration permits located in the Burkina Faso property.

In order to exercise the option, Roxgold shall make the cash payments, issue shares and warrants, and incur exploration expenditures as set forth below:

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

Burkina Faso, Africa, continued

	Payments	Shares	Warrants	Exploration Expenditures
	$			$
On signing (received)	50,000	-	-	-
On or before 1 October 2012	-	-	-	150,000
On or before 7 October 2012 if decision is made to proceed	300,000	50,000	250,000	-
Total	350,000	50,000	250,000	150,000

The 250,000 share purchase warrants have an exercise price determined by the Roxgold share price as of the close of trading on 7 October 2012 and are exercisable for a period of two years from that date.

Upon completion of the option, the Company would retain 1% NSR. A 1% NSR can be purchased from the Company for $500,000.

In February 2013, Roxgold elected to terminate its option agreement related to the Burkina Faso gold projects. Subsequent to Roxgold’s termination, PFN also elected terminate its agreement with Somitra.

During the previous year ended 30 April 2013, the Company recorded a provision for write-down of $334,268 related to the Burkina Faso property.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

10.	PROPERTY AND EQUIPMENT

The changes in the Company’s property and equipment for the six months ended 31 October 2013 are as follows:

	Automotive	Office equipment	Software	Leasehold improvements	Total
	$	$	$	$	$

COST

As at 30 April 2013	122,947	289,522	72,865	76,871	562,205
Additions	-	-	-	-	-
Disposals	-	-	-	-	-

As at October 2013	122,947	289,522	72,865	76,871	562,205

DEPRECIATION

As at 30 April 2013	95,053	206,001	66,212	9,288	376,554
Depreciation	4,184	8,352	3,326	4,224	20,086

As at 31 October 2013	99,237	214,353	69,538	13,512	396,640

NET BOOK VALUE

As at 30 April 2013	27,894	83,521	6,653	67,583	185,651
As at 31 October 2013	23,710	75,169	3,327	63,359	165,565

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

11.	TRADE PAYABLES AND ACCRUED LIABILITIES

The Company’s trade and other payables are broken down as follows:

	As at 31 October 2013	As at 30 April 2013
	$	$
Trade payables	17,876	44,157
Accrued liabilities	25,000	31,198

Total trade payables and accrued liabilities	42,876	75,535

During the six-month period ended 31 October 2013, the Company issued 3,500,000 flow-through shares (30 April 2013: Nil flow-through shares) for total proceeds of $175,000 (30 April 2013: $Nil) This issuance of flow-through shares resulted in a flow-through premium liability of $25,000 (30 April 2013: $Nil) (Note 5 and 12).

12.	SHARE CAPITAL

12.1	Authorized share capital

The Company is authorized to an issue unlimited common shares without par value. As at 31 October 2013, there were 109,547,214 common shares issued and outstanding (30 April 2013: 107,747,214).

12.2	Share issuances

During the six-month period ended 31 October 2013 and the year ended 30 April 2013, the Company issued common shares as follows:

On 25 July 2013, the Company closed the first tranche of a non-brokered private placement of 3,000,000 flow-through units at $0.05 per unit for a gross proceeds of $150,000 (Note 11), with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of 12 months at an exercise price of $0.10. The issuance of flow-through shares resulted in a flow-through share premium liability of $20,000 at the date of issue.

On 19 August 2013, the Company closed the second tranche of a non-brokered private placement of 500,000 flow-through units at $0.05 per unit for a gross proceeds of $25,000 (Note 11), with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of 12 months at an exercise price of $0.10. The issuance of flow-through shares resulted in a flow-through share premium liability of $5,000 at the date of issue.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

12.2	Share issuances, continued

On 20 September 2013, the Company closed the third and final tranche of its non-brokered flow-through and non flow-through private placement, the Company issued 2,000,000 non flow-through units at $0.05 per unit for gross proceeds of $100,000. Each non flow-through unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of 12 months at an exercise price of $0.10. The Company paid finder’s fee of $12,250 in cash.

As at 31 October 2013, a total of Nil performance shares have been exercised and issued (30 April 2013: 300,000) at $0.01 per share.

During the previous year ended 30 April 2012, 100,000 shares at a deemed price of $0.11 per share were issued for the acquisition of the Rock & Roll Property (Note 9) and 75,000 shares at a deemed price of $0.11 per share were issued for the acquisition of Destiny Gold Project (Note 9).

During the previous year ended 30 April 2012, 100,000 performance shares were exercised for proceeds of $1,000 and 310,000 stock options were exercised for proceeds of $77,500.

12.3	Share purchase warrants

The following is a summary of the changes in the Company’s share purchase warrants for the six-month period ended 31 October 2013 and the year ended 30 April 2013:

	31 October 2013		30 April 2013
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
		$		$
Outstanding, beginning	3,801,750	0.30	11,712,213	0.35
Granted	3,055,000	0.10	-	-
Exercised	-	-	-	-
Forfeited	(801,750)	0.32	(7,910,463)	0.37
Outstanding, end of period	6,055,000	0.23	3,801,750	0.30

The following table summarizes information regarding share purchase warrants outstanding as at 31 October 2013 (Note 21):

Number of warrants	Exercise price	Expiry date
3,000,000	$0.30	13 December 2013
1,770,000	$0.10	25 July 2014
285,000	$0.10	19 August 2014
1,000000	$0.10	20 September 2014
6,055,000

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

12.4	Performance shares

A total of 2,697,990 performance shares are reserved for issuance. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.

As at 31 October 2013, a total of Nil performance shares have been exercised and issued (2013: 1,150,000 shares) at $0.01 per share.

During the previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to the President and Chief Operating Officer of the Company. These shares are to be granted at the discretion of the Board as follows:

Shares	Scheduled Grant Date
100,000	6 September 2012	(allotted *)
100,000	6 September 2013
100,000	6 September 2014
300,000

* 100,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2013. The fair market value of the performance shares at the date of allotment/accrual was $5,000 and was recorded in the accounts as share-based payments (Note 13). The offsetting entry is to share-based payments reserve.

During the previous year, the Board authorized the issuance of up to 150,000 performance shares at an exercise price of $0.01 per share to the former Vice President Exploration of the Company. These shares are to be granted at the discretion of the Board as follows:

Shares	Scheduled Grant Date
30,000	15 December 2012	(allotted*)
30,000	15 December 2013
30,000	15 December 2014
30,000	15 December 2015
30,000	15 December 2016
150,000

* 30,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2013. The fair market value of the performance shares at the date of allotment/accrual was $900 and was recorded in the accounts as share-based payments (Note 13). The offsetting entry is to share-based payments reserve.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

12.4	Performance shares, continued

During a prior year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to the Senior Vice-President of Corporate and Business Development of the Company. These shares are to be granted at the discretion of the Board as follows:

Shares	Scheduled Grant Date
150,000	1 February 2011	(allotted as at 30 April 2011*)
75,000	1 August 2011	(allotted as at 30 April 2012**)
75,000	1 February 2012	(allotted as at 30 April 2012**)
300,000

* 150,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2011. The fair market value of the performance shares at the date of allotment/accrual was $28,500 and was recorded in the accounts as share-based payments (Note 13). The offsetting entry is to share-based payments reserve.

** 150,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2012. The fair market value of the performance shares at the date of allotment/accrual was $32,250 and was recorded in the accounts as share-based payments (Note 13). The offsetting entry is to share-based payments reserve.

During the previous year ended 30 April 2013, 300,000 performance shares granted to the Senior Vice-President of Corporate and Business Development of the Company were exercised at $0.01 per share for total proceeds of $3,000. The fair market value of the performance shares recorded in prior years related to the performance shares $60,750. The fair market value of $60,750 was transferred from share-based payment reserve to share capital.

12.5	Stock options

The Company has adopted a stock option plan whereby the Company may grant stock options to employees, directors and/or consultants of the Company. The exercise price of any options granted under the plan will be determined by the Board of Directors, at its sole discretion, but shall not be less than the last closing price of the Company’s common shares on the day before the date on which the Directors grant such options.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

12.5	Stock options, continued

The following is a summary of the changes in the Company’s stock option plan for the six-month period ended 31 October 2013 and the year ended 30 April 2013:

	Six-month period ended 31 October 2013		Year ended 30 April 2013
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
		$		$

Outstanding, beginning	5,418,000	0.28	7,233,000	0.32
Granted	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	(675,000)	0.60
Forfeited	-	-	(1,140,000)	0.33

Outstanding, end of period	5,418,000	0.28	5,418,000	0.28

There were no options granted during the six-month period ended 31 October 2013 (30 April 2013: $Nil) per option at the grant date using the Black-Scholes Option Pricing Model.

	31 October 2013	30 April 2013

Risk free interest rate	-	-
Expected life	-	-
Expected volatility	-	-
Expected dividend per share	-	-

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

12.5	Stock options, continued

The following table summarizes information regarding stock options outstanding and exercisable as at 31 October 2013:

Exercise price	Number of options outstanding	Weighted-average remaining contractual life (years)	Weighted- average exercise Price

Options outstanding
$0.20 - $0.29	3,173,000	2.56	$0.25
$0.30 - $0.39	2,145,000	2.75	$0.30
$0.40 - $0.60	100,000	1.68	$0.50

Total options outstanding	5,418,000	2.62	$0.28

Exercise price	Number of options exercisable	Weighted-average remaining contractual life (years)	Weighted- average exercise Price

Options exercisable
$0.20 - $0.29	2,777,000	2.45	$0.25
$0.30 - $0.39	2,541,000	2.77	$0.30
$0.40 - $0.60	100,000	1.68	$0.50

Total options exercisable	5,418,000	2.62	$0.28

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

13.	SHARE-BASED PAYMENTS

Share-based payments for the following options granted by the Company will be amortized over the vesting period, of which $109,454 was recognized in the six-month period ended 31 October 2013 (2013: $499,462):

Grant date of stock options	Fair value of options granted	Amount vested for three month period ended 31 October 2013	Amount vested for the three month period ended 31 October 2012	Amount vested for six month period ended 31 October 2013	Amount vested for the six month period ended 31 October 2012
	$	$	$	$	$
11 June 2008	18,701	-	-	-	-
15 July 2009	8,613	-	-	-	-
4 January 2010	42,773	-	363	-	-
5 January 2010	71,056	-	-		1,042
1 February 2011	45,030	-	-	-	-
24 February 2011	667,912	-	20,649	-	47,093
15 March 2011	22,705	-	1,165	-	2,649
14 June 2011	81,708	-	-	-	-
7 September 2011	163,298	5,540	9,871	13,754	29,809

Share-based payments from stock options	1,121,796	5,540	32,048	13,754	80,593

Performance shares allotted(Note 12)		-	6,500	-	6.500

Total		5,540	38,548	13,754	87,093

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

14.	LOSS PER SHARE

The calculation of basic and diluted loss per share is based on the following data:

	Three months ended 31 October 2013	Three months ended 31 October 2012	Six months ended 31 October 2013	Six months ended 31 October 2012

Net loss for the period	$(253,600)	$(596,566)	$(717,724)	$(1,250,377)

Weighted average number of shares – basic and diluted	106,289,062	104,040,692	108,530,909	104,043,953

Loss per share, basic and diluted	$(0.002)	$(0.010)	$(0.007)	$(0.010)

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options, performance shares and share purchase warrants, in the weighted average number of common shares outstanding during the period, if dilutive. All of the stock options, performance shares and the share purchase warrants were anti-dilutive for the period ended 31 October 2013 and 2012.

15.	CAPITAL RISK MANAGEMENT

The Company’s objectives are to safeguard the Company’s ability to continue as a going concern in order to support the Company’s normal operating requirements, continue the development and exploration of its exploration and evaluation properties.

The Company is dependent upon external financing to fund its activities. In order to carry out the planned exploration and to pay for general administration costs, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to any externally imposed capital requirements. There were no significant changes in the Company’s approach or the Company’s objectives and policies for managing its capital.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

16.	FINANCIAL INSTRUMENTS

16.1	Categories of financial instruments

	As at 31 October 2013	As at 30 April 2013
FINANCIAL ASSETS	$	$

FVTPL, at fair value
Cash and cash equivalents	352,909	848,953
Short term investments – warrants	56,196	56,196
Loans and receivables, at amortized cost
Amounts receivable	241,516	206,831
Available-for-sale, at fair value
Short term investments – shares	232,045	530,768

Total financial assets	882,666	1,642,748

FINANCIAL LIABILITIES

Other liabilities, at amortized cost
Trade payables	17,876	44,157

Total financial liabilities	17,876	44,157

16.2	Fair value

The fair value of financial assets and financial liabilities at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. The Company considers that the carrying amount of all its financial assets and financial liabilities recognized at amortized cost in the financial statements approximates their fair value due to the demand nature or short term maturity of these instruments.

The following table provides an analysis of the Company’s financial instruments that are measured subsequent to initial recognition at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

  Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.  As at 30 April 2013, the Company does not have any Level 3 financial instruments.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

16.2	Fair value. continued

As at 31 October 2013	Level 1	Level 2	Total
	$	$	$

Financial assets at fair value
Cash and cash equivalents	352,909	-	352,909
Short term investments – Shares	232,045	-	232,045
Short term investments – Warrants	-	56,196	56,196

Total financial assets at fair value	584,954	51,196	636,150

As at 30 April 2013	Level 1	Level 2	Total
	$	$	$

Financial assets at fair value
Cash and cash equivalents	848,953	-	848,953
Short term investments – Shares	530,768	-	530,768
Short term investments – Warrants	-	56,196	56,196

Total financial assets at fair value	1,379,721	56,196	1,435,917

There were no transfers between Level 1 and 2 in the six months ended 31 October 2013 and year ended 30 April 2013.

16.3	Management of financial risks

The financial risk arising from the Company’s operations are credit risk, liquidity risk, interest rate risk, currency risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and amounts receivable. The Company manages its credit risk relating to cash and cash equivalents by dealing with only with highly-rated financial institutions. As at 31 October 2013, amounts receivable was mainly comprised of Goods and Services Tax/Harmonized Sales Tax receivable and amounts receivable from related entities for shared office and administrative costs (Notes 6 and 17). As a result, credit risk is considered insignificant.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

16.3	Management of financial risks, continued

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. As at 31 October 2013, the Company had $352,909 (30 April 2013: $848,953) in cash and cash equivalents to settle current liabilities of $42,876 (30 April 2013: $75,355) and, accordingly, liquidity risk is considered insignificant.

Currency risk

The Company is exposed to currency risk to the extent of its acquisition and exploration expenditures on its US properties and African property. The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars (Note 5). The Company monitors and forecasts the values of net foreign currency cash flow and balance sheet exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations. The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Other risks

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate risk and commodity price risk arising from financial instruments.

17.	RELATED PARTY TRANSACTIONS

For the six-month period ended 31 October 2013, the Company had related party transactions with the following companies related by way of directors or shareholders in common:

  Next Gen, a company with management and certain directors in common with the Company.  Next Gen pays shared office costs to the Company on a month-to-month basis.
  El Niño, a company with management and certain directors in common with the Company.  El Niño pays shared office costs to the Company on a month-to-month basis.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

17.	RELATED PARTY TRANSACTIONS, continued

  Canadian Gravity Recovery Inc. (“CGR”), a company owned by the Chief Executive Officer of the Company.  CGR provides management services on a month-to-month basis.
  Onestar Consulting Inc. (“Onestar”), a company owned by the Senior Vice President of Business and Corporate Development.  Onestar provides consulting services on a month–to- month basis.

17.1	Related party expenses

Related party expenses are summarized as follows:

	Three months ended 31 October 2013	Three months ended 31 October 2012	Six months ended 31 October 2013	Six months ended 31 October 2012
	$	$	$	$
Management fees	43,717	62,499	74,967	131,101
Consulting fees	12,000	30,000	24,000	48,000
Shared office costs paid by related parties	86,693	119,556	151,394	281,046

Total related party expenses	142,410	212,055	250,361	460,147

Related party expense recoveries related to shared office and operating costs are summarized as follows:

	Three months ended 31 October 2013	Three months ended 31 October 2012	Six months ended 31 October 2013	Six months ended 31 October 2012
	$	$	$	$
Next Gen	39,949	47,091	70,661	86,849
El Nino	46,744	72,465	80,733	194,196
CGR	43,717	62,499	74,967	131,101
Onestar	12,000	30,000	24,000	48,000

Total related party expenses	142,410	212,055	250,361	460,146

The above amounts have been recorded as a reduction in the respective expense amounts of the Company.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

17.2	Due from/to related parties

The Company has a sub-lease agreement with Next Gen and El Niño in which Next Gen and El Niño each pays 25% of the total lease payments of the current office space at 650-555 West 12th Avenue, Vancouver, B.C. V5Z 3X7 (Note 20). The Company provides invoices to Next Gen and El Niño for shared office costs, including the lease payments, on a monthly basis.

The assets of the Company include the following amounts due from related parties:

	31 October 2013	30 April 2013
	$	$

Next Gen	2,124	57,631
El Niño	197,554	112,785

Total amount due from related parties (Note 6)	199,678	170,416

17.3	Key management personnel compensation

The remuneration of directors and other members of key management for the six-month period ended 31 October 2013 and 2012 were as follows:

	Three months ended 31 October 2013	Three months ended 31 October 2012	Six months ended 31 October 2013	Six months ended 31 October 2012
	$	$	$	$
Short-term benefits - management and consulting fees	55,717	86,130	98,967	172,998
Short-term benefits – directors fees	-	7,500	-	15,500
Share-based payments	5,540	20,572	13,754	55,583

Total key management personnel compensation	61,257	114,202	112,721	244,081

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

18.	SUPPLEMENTAL CASH FLOW INFORMATION

18.1	Cash payments for interest and taxes

The Company made the following cash payments for interest and income taxes:

Six-month period ended 31 October	2013	2012
	$	$
Interest paid	-	-
Taxes paid	-	-

Total cash payments	-	-

18.2	Non-cash financing and investing activities

The Company incurred the following non-cash investing and financing transactions:

	31 October 2013	30 April 2013
	$	$
Common shares received for properties	-	28,000
Warrants received for properties	-	-

Total non-cash financing and investing activities	-	28,000

19.	COMMITMENTS

As at 31 October 2013, the Company had the following commitments:

	< 1 year	2-5 years	> 5 years	Total
	$	$	$	$
Management fees	280,214	576,572	-	856,786
Rent and lease payments	111,802	481,746	530,090	1,123,638

Total commitments	392,016	1,058,318	530,090	1,980,424

The Company has a management agreement with CGR, a company owned by the Chief Executive Officer of the Company, effective 1 April 2012.

The Company has a sub-lease agreement with Next Gen and El Niño in which Next Gen and El Niño each pays 25% of the total lease payments of the current office space at 650-555 West 12th Avenue, Vancouver, B.C. V5Z 3X7 (Note 17).

Included in the long-term prepaid expenses is a deposit related to the current office space of $170,000 (30 April 2013 - $170,000).

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements For the six months ended 31 October 2013 and 2012 (Unaudited) (Expressed in Canadian dollars)

20.	SUBSEQUENT EVENTS

There are no reportable events subsequent to 31 October 2013.

20.	APPROVAL OF THE FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the six months ended 31 October 2013 were approved and authorized for issue by the Board of Directors on 12 December 2013.

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